

VOZROZHDENIE BANK

File № 82-4257


06017943

Vozrozhdenie Bank
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Date: 05.09.06.

No: 1101/7196

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Exemption № 82-4257

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Messages about data that can affect materially the value of the joint-stock company's shares.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

10/31

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

MESSAGE of the data that can affect materially the value of the joint-stock company's securities.

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General information.	
1.1. Full official name of issuer (name for non-commercial organisation)	Joint Stock Company Bank Vozrozhdenie
1.2. Abbreviated official name of issuer	V. Bank
1.3. Residence of issuer	7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation
1.4. Basic state registration number of issuer	1027700540680
1.5. Taxpayer identification number of issuer	5000001042
1.6. Unique code attributed to issuer by registration authority	1439
1.7. Address of web site used by issuer for disclosure of information:	http://www/vbank.ru/investors/material-facts
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information	Daily News. Moscow Region

2.Summary of the Message	
2.1. Full corporate name (for legal officials – proprietary organization), a name (for legal officials – nonproprietary organization), surname, name, patronymic (name) (natural persons) of a shareholder of joint-stock company:	TD INVESTMENTS LIMITED
2.2. Percentage of participation of joint-stock company in the share capital of the above institution before alteration:	0,00%.
2.3. Percentage of participation of joint-stock company in the share capital of the above institution after alteration:	9,20%
2.4. The date, when joint-stock company's percentage of participation in the share capital of the above capital was changed:	31.08.2006

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. 31th August, 2006	*Stamp*	

MESSAGE of the data that can affect materially the value of the joint-stock company's securities.

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General information.	
1.1. Full official name of issuer (name for non-commercial organisation)	Joint Stock Company Bank Vozrozhdenie
1.2. Abbreviated official name of issuer	V. Bank
1.3. Residence of issuer	7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation
1.4. Basic state registration number of issuer	1027700540680
1.5. Taxpayer identification number of issuer	5000001042
1.6. Unique code attributed to issuer by registration authority	1439
1.7. Address of web site used by issuer for disclosure of information:	http://www/vbank.ru/investors/material-facts
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information	Daily News. Moscow Region

2.Summary of the Message	
2.1. Full corporate name (for legal officials – proprietary organization), a name (for legal officials – nonproprietary organization), surname, name, patronymic (name) (natural persons) of a shareholder of joint-stock company:	NIKITAS BROKERAGE LIMITED (CYPRUS)
2.2. Percentage of participation of joint-stock company in the share capital of the above institution before alteration:	9,63%
2.3. Percentage of participation of joint-stock company in the share capital of the above institution after alteration:	0,04%
2.4. The date, when joint-stock company's percentage of participation in the share capital of the above capital was changed:	31.08.2006

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. 31th August, 2006	*Stamp*	